EXHIBIT 99.1

Westport Announces Effective Date of Share Consolidation

VANCOUVER, British Columbia, June 01, 2023 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX:WPRT / Nasdaq: WPRT) a global leader in low-emissions alternative fuel transportation technologies is pleased to announce, further to its April 26, 2023 press release, the completion of the Company's proposed consolidation of its common shares ("Common Shares") on the basis of (1) new post-consolidation Common Share for every ten (10) existing pre-consolidation Common Shares (the "Consolidation").

As of the date hereof, and following the Consolidation, there are 17,174,972 Common Shares issued and outstanding. Immediately prior to the Consolidation, the Company had 171,751,409 Common Shares issued and outstanding. No fractional Common Shares will be issued pursuant to the Consolidation and any fractional shares that would otherwise be issued will be rounded down to the nearest whole Common Share.

A letter of transmittal with respect to the Consolidation is being mailed to the Company's registered shareholders only. All Registered Shareholders with certificated Common Shares will be required to send their certificate(s) representing pre-consolidation Common Shares, along with a properly executed letter of transmittal, to the Company's transfer agent, Computershare Investor Services Inc., in accordance with the instructions provided in the letter of transmittal. No action is required by non-registered shareholders (shareholders who hold their common shares through an intermediary) to receive post-Consolidation Common Shares in connection with the Consolidation. Shareholders may also obtain a copy of the letter of transmittal by accessing the Company's SEDAR profile at www.sedar.com or the Company's EDGAR profile at www.sec.gov.

It is anticipated that the post-Consolidation Common shares will commence trading on the Toronto Stock Exchange (the "TSX") and Nasdaq Global Select Market (the "Nasdaq") under the new CUSIP number 960908507 (ISIN CA9609085076) at market open on June 6, 2023, subject to final confirmation from the TSX and the Nasdaq. The Company's name and current trading symbol will remain unchanged following the Consolidation.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Forward Looking Information

This press release contains "forward-looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Forward-looking statements include estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that Westport expects a stated condition or result to occur. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. Forward looking statements may include, but are not limited to, statements regarding the effects of the Consolidation, the expected number of Common Shares issued and outstanding following the Consolidation, the expected timing of trading of Common Shares on a post-Consolidation basis on the TSX and the Nasdaq, as well as other risk factors and assumptions that may affect our actual results, performance or achievements discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. The Company disclaims any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com